Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219, 333-162219-01, 333-162193 and 333-162193-01

RBS Investor Products

BUILDING TOMORROW™

Enhanced Participation Notes™

RBS Enhanced Participation Notes Risk/Reward Profiles


Full Exposure
Contingent Buffer
Fixed Buffer
Protection
RISK
REWARD

To find out more

RBS Investor Products
1-866-747-4332
investor.products@rbs.com

Enhanced Participation Notes™ ("EPNs") are market-linked investments that seek to enhance your exposure to market returns up to a stated cap. EPNs are unsecured and unsubordinated obligations of the RBS issuer that are linked to broad market measures, such as the S&P 500 Index, or to specific assets, such as stocks, currencies, commodities, or exchange traded fund shares. If held to maturity, and if the linked market measure appreciates, EPNs will pay a specified multiple (greater than 100% and up to 300%) of the return of the linked market measure, up to the stated cap. Like all debt securities, payments on EPNs are subject to the credit risk of the issuing company—in this case, either The Royal Bank of Scotland plc ("RBS plc") or The Royal Bank of Scotland N.V. ("RBS NV"), as specified in the applicable prospectus. However, unlike conventional bonds, EPNs involve risk to your principal invested if the linked market measure declines in value. EPNs are generally available in $1,000 increments with typical maturities of between one and three years.

There are three broad categories of EPNs with different levels of risk to principal at maturity. The last page of this fact sheet contains a brief summary of these categories. The following are examples of hypothetical EPN terms to show the return profiles of three EPN categories. EPNs are registered with the Securities and Exchange Commission ("SEC") and offered by means of a prospectus specific to the relevant EPN offering. Before buying any EPNs, you should read the relevant prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. We also urge you to consult your accounting, legal and tax advisors before investing. Hypothetical information below does not reflect the terms of any actual EPN.

Category and Return Profile	Level of Principal at Risk at Maturity	Hypothetical Terms
EPNs with Full Exposure  25% 0% Return at Maturity Enhanced return up to the stated cap Full downside exposure 0% Linked Market Measure Movement	• Full exposure to any decline in the linked market measure. • At maturity, you will be exposed to any decrease in the linked market measure on a one-to-one basis. • You may lose some or all of your investment.	**Term:** 24 months **Upside Participation Rate:** 300% **Maximum Return:** 25% **Downside Exposure:** Full exposure (100% of principal invested at risk)
EPNs with Fixed Buffer  20% 0% Return at Maturity Enhanced return up to the stated cap Buffer Full downside exposure beyond the fixed buffer -10% 0% Linked Market Measure Movement	• Full exposure to any decline in the linked market measure beyond the fixed buffer. • At maturity, you will be exposed to any decrease in the linked market measure below the fixed buffer on a one-to-one basis. • You may lose some or a substantial portion of your investment.	**Term:** 24 months **Upside Participation Rate:** 200% **Maximum Return:** 20% **Fixed Buffer:** 10% **Downside Exposure:** Full exposure beyond the fixed buffer (i.e., 90% of principal invested at risk)

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Category and Return Profile	Level of Principal at Risk at Maturity	Hypothetical Terms
EPNs with Contingent Buffer Return of principal if Knock-Out Event does not occur Enhanced participation up to the stated cap Full downside exposure if a Knock-Out Event occurs 23% 0% -30% 0% Return at Maturity Linked Market Measure Movement	• Full exposure to any decline in the linked market measure if the market measure falls to or below the contingent buffer level at any time during the term of the EPNs. • The contingent buffer offers protection at maturity against a decrease in the linked market measure only if a Knock-Out Event does not occur. If a Knock-Out Event occurs, you will be exposed to any decrease in the linked market measure on a one-to-one basis. • You may lose some or all of your investment.	**Term:** 24 months **Upside Participation Rate:** 200% **Maximum Return:** 23% **Contingent Buffer:** 30% **Knock-Out Event:** Linked market measure falls to or below the contingent buffer level at any time during the term of the EPNs. **Downside Exposure:** Full Exposure if a Knock-Out Event occurs. No exposure if a Knock-Out Event does not occur; in this case, the EPN will offer protection of your invested principal at maturity against a decline in the value of the linked market measure.

Assuming the same maturity date and linked market measure, EPNs without a buffer (i.e., full exposure to any decline in the linked market measure) tend to have greater upside potential (i.e., higher upside participation rates and/or stated caps) than those with a buffer. Similarly, EPNs with a contingent buffer tend to have higher upside participation rates and/or stated cap than EPNs with a fixed buffer, assuming all other terms are the same. Any payment on the EPNs remains subject to the credit risk of RBS the issuer, which will be either RBS plc or RBS NV, as specified in the applicable prospectus.

What advantages do Enhanced Participation Notes provide?

Enhanced return, up to a cap. When EPNs mature, you will be entitled to receive any increase in the value of the linked market measure multiplied by the participation rate, up to a stated cap. For example, if the EPN that you buy promises to pay you 200% of any increase in the value of the linked market measure up to a stated cap of 25%, then, if the value of the linked market measure increases, you will receive at maturity twice the return of the linked market measure subject to a maximum return on the note of 25%. The enhanced participation feature can help investors to potentially outperform a direct investment in the linked market measure in a moderately bullish market environment, subject to a pre-determined cap.

Reduce market downside exposure (only for EPNs with a buffer).

- For EPNs with a fixed buffer, regardless of how the linked market measure performs, you will be entitled to receive at least a portion of the principal of the note back at maturity, subject to the credit risk of the issuer. The fixed buffer provides a modest protection of your investment against a decline in the value of the linked market measure. For an EPN with a 10% buffer, the linked market measure would have to decline 11% for you to experience a 1% loss, and 90% of your principal is at risk if the linked market measure falls to zero.

- EPNs with a contingent buffer provide a tactical cushion against a modest decline in the value of the linked market measure only if the linked market measure does not fall to or below the level of the contingent buffer at any time during the term of the EPN. If the value of the linked market measure falls to or below the level of the contingent buffer at any time during the term of the EPNs, you will be exposed to the full decrease in the value of the linked market measure with no cushion against any market measure decline. In such an instance, you will experience a 1% loss for every 1% decline in the value of the linked market measure, and you may lose some or all of your investment.

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Asset diversification. EPNs can provide exposure to a variety of market measures, including some not readily available through mutual funds or exchange traded funds. However, all EPNs of the same issuer will carry the same credit risk and, as such, will not offer portfolio diversification from a credit perspective.

Strategic investment solution for an overall portfolio. EPNs offer investors a single packaged solution, which are more readily accessible to most investors than executing complicated investment strategies. They can play a strategic role as a portion of an investment portfolio by offering the potential for enhanced growth, up to a specified limit, while providing a modest protection against market declines in the case of EPNs with a buffer. EPNs are not meant to serve as the primary portion of any investment portfolio. As with all investments, you should carefully consider the risk of asset and credit concentration of EPNs in your portfolio.

What are some of the risks of an investment in Enhanced Participation Notes?

Poor market performance. If the linked market measure performs poorly, you could experience lower returns than anticipated and may lose some or all of your invested principal.

Lower returns. Because returns are limited by a stated cap, if the linked market measure performs well, your returns could be lower than they would have been if you were invested directly in that market measure. In addition you will not receive any dividends, interest payments or other distributions from the linked market measure. Depending on the performance of the linked market measure, your EPNs may provide lower returns than other bonds.

Limited liquidity. There may be little or no secondary market for the EPNs, so you may not be able to sell them prior to maturity. If you are able to sell your EPNs, you may receive less than you paid. You should be willing and able to hold your EPNs until the maturity date.

Credit risk. EPNs are unsecured and unsubordinated obligations of the relevant
RBS issuer. If RBS plc or RBS NV, as applicable, goes bankrupt or is unable to pay its debts, you could lose your full investment, even if the linked market measure is performing well. The notes are unsecured and not backed by FDIC insurance or any other governmental support. Further, all EPNs of the same issuing company carry the same credit risk.

Tax consequences. Signi[]cant aspects of the U.S. federal income tax treatment of the EPNs are uncertain. You[]should consult your tax advisor before investing.

See "Risk Factors" in the applicable prospectus for more information.

What do I pay when I buy an Enhanced Participation Note?

EPNs are generally offered in new issue offerings at $1,000 per note. Part of the $1,000 you pay for each new issue EPN goes to the broker selling you the investment. Because the broker is paid a selling commission for its EPN sales, the broker is incentivized to sell you the EPN. This amount will be disclosed to you on the cover of the relevant prospectus. The $1,000 that you pay for each new issue EPN will also include hedging costs, principally re[]ecting a pro[]t component built into the price that the RBS issuer may have paid to hedge its obligations under the EPN. As a result of these fees and costs, the value that you might expect to receive if you were able to resell your EPNs on the day that you purchase them will be less than $1,000.

What is RBS' role in selling Enhanced Participation Notes?

The proceeds from the sale of EPNs will be used for the RBS issuer's general corporate purposes and, in part, by RBS plc, RBS NV or its af[]liates in connection with hedging the issuer's obligations under the EPNs. RBS Securities
Inc., a U.S. broker-dealer, will be paid an underwriting discount or selling commission for EPNs offered through it. RBS Securities Inc. and its af[]liated companies also expect to engage in trading, hedging and investment activities related to the EPNs or any of the linked market measures.

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RBS Investor Products

RBS Investor Products are divided into four broad categories depending on the level of risk to your principal invested at maturity: Protection, Fixed Buffer, Contingent Buffer and Full Exposure. These broad categories are intended to help you to first understand the degree of your principal at risk at maturity, before you consider the upside potential of RBS Investor Products. The following description is only an overview of the four categories of RBS Investor Products, and does not represent any particular security nor guarantee performance. Capped EPNs are available only in the Fixed Buffer, Contingent Buffer or Full Exposure.

Any payment on the EPNs remains subject to the credit risk of RBS plc or RBS NV, as applicable, as the issuer of the EPNs, and The Royal Bank of Scotland Group plc ("RBS Group") or RBS Holdings N.V. ("RBS Holdings"), as applicable, as guarantor of the issuer's obligations under the EPNs.

Protection investments provide for full or partial protection on your invested principal at maturity against downside market movements, subject to the creditworthiness of the issuer and the guarantor. These securities are designed for investors who place a priority on the preservation of principal at maturity, while potentially offering better returns than traditional fixed income investments. These securities tend to have a longer term than securities that do not offer protection, and principal invested is not protected prior to maturity.


RISK
Protection
REWARD

Fixed Buffer investments provide a modest buffer at maturity against downside market movements. These securities are designed for investors who seek potential growth or income, and who also seek some cushion against modest market declines up to a specified buffer. You are exposed to the full market decline in the underlying asset beyond the specified buffer, and you can lose some or a substantial portion of your investment.


RISK
Fixed Buffer
REWARD

Contingent Buffer investments provide some protection against downside market movements only if the underlying asset does not fall to or below a specified level during the term of the securities. If the underlying asset falls to or below this specified level, you are exposed to the full market decline in the underlying asset at maturity without any cushion against downside market movements. These investments are for more aggressive investors who can tolerate full downside risk but find the contingent buffer to be an appealing form of tactical cushion. You can lose some or all of your investment.


RISK
Contingent Buffer
REWARD

Full Exposure investments expose investors to full downside risk to any decline in the underlying asset. These investments are meant for investors who are willing to take full market risk in return for either enhanced appreciation or access to a unique underlying asset or strategy. You can lose some or all of your investment.


RISK
Full Exposure
REWARD

IMPORTANT NOTICE: RBS Group, RBS plc, RBS Holdings and RBS NV (collectively, the "RBS Entities") have each filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in the relevant registration statement and other documents, including the applicable EPN product supplement, related to this offering that has been filed with the SEC for more complete information about the RBS Entities and the offering of the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS plc, RBS NV, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and EPN product supplement if you request by calling toll free (866) 747-4332.

Dated October 11, 2011

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